Exhibit 3

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

PROPHASE LABS, INC.

ProPhase Labs, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

1.	Name of Corporation. The name of the corporation is ProPhase Labs, Inc. (the “Corporation”).

2.	Board of Director Approval. The Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and calling for the consideration of such amendment at a meeting of the stockholders of the Corporation.

3.	Shareholder Approval. Thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the holders of the necessary number of shares of the Corporation entitled to vote thereon.

4.	Compliance with Delaware General Corporation Law. The amendment to the Certificate of Incorporation of the Corporation set forth below was duly adopted in accordance with the provisions of Section 242 of the DGCL (8 Del. C. § 242).

5.	Amendment. Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph:

Digital Treasury Shares. In addition to the Corporation’s authorized classes of Common Stock and Preferred Stock, the Corporation is hereby authorized to issue a new class of shares, designated as ‘Digital Treasury Shares’ (or such other designation as the Board of Directors may determine), which may represent fractional or tokenized interests in digital assets, cryptocurrencies, or blockchain-based instruments held by the Corporation. The number of Digital Treasury Shares, the rights, preferences, privileges, restrictions, and such other terms or mechanisms for recordkeeping, transfer, issuance, and redemption of such shares, including the use of distributed-ledger or blockchain technology for corporate record purposes, shall be as determined or fixed from time to time by resolution of the Board of Directors, not inconsistent with applicable law and this Certificate of Incorporation. The Board of Directors is further authorized to take such actions as are necessary or appropriate to administer the issuance, custody, and transfer of Digital Treasury Shares in accordance with Delaware law and any rules or procedures established by the Board.

6.	Effectiveness. This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation of ProPhase Labs, Inc., signed by a duly authorized officer this ___ day of November 2025.

By:	Ted Karkus
/s/ Ted Karkus
Chairman of the Board of Directors and Chief Executive Officer